FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2010
Commission File No.: 2-0-27648

VOCALTEC COMMUNICATIONS LTD.

 (Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated November 19, 2010, titled "VocalTec Announces Shareholder Meeting on December 17, 2010 and Updated Guidance".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 22, 2010

VOCALTEC COMMUNICATIONS LTD.

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

VocalTec Announces Shareholder Meeting
on December 17, 2010 and Updated Guidance

West Palm Beach, FL, and Netanya, Israel – Nov. 19, 2010 – VocalTec Communications Ltd. (Nasdaq symbol: CALL), the company that invented voice over IP (VoIP) and the magicJack today announced a shareholder meeting to take place on December 17, 2010. VocalTec’s proxy has already been filed and been mailed to shareholders of record.

VocalTec projects pro forma revenue of between $117 million to $125 million for this year. On July 16 of this year, the company had previously estimated between $110 million to $125 million of revenue. During a conference call at the time, the company stated that this projection might prove conservative. Furthermore, VocalTec expects to meet its second quarter guidance given in its July 20th press release. As projected, VocalTec expects to turn a profit in the third quarter of 2010.

Positive cash flow, before extraordinary items including investment gains or losses, since merging in July continues to be very strong and has increased over $5 million. After merging with magicJack/YMAX in July, the combined company has drastically reduced headcount across the parent and subsidiaries it has merged with or acquired. VocalTec expects to keep headcount at the current levels as it prepares for the potential of high growth.

VocalTec will file in December its first six months 2010 reviewed financials of pre merger YMAX and the combined companies post merger 3rd quarter reviewed numbers.  In order to do this in the most efficient manner, this filing must occur after the shareholders meeting.  The company then expects to file our quarterly and annual audited financials regularly.  The company may or may not give further projections in the future, but in any case will not project more than one quarter in advance.

The company expects the release of magicTalk in December, and has over 100,000 Free beta downloads.  This is about 10,000 downloads a day without informing the public of looking for volunteers.  The final release will have a number of enhancements.  The company believes the voice quality currently using a headset with HD or even using speakers and microphone is without comparison and is simply the best anybody has ever heard on a large scale voice deployment.  When the final release occurs, a more encompassing press release on magicTalk will be provided.

This press release contains forward-looking statements that involve substantial risks and uncertainties.   All statements, other than statements of historical facts, contained in this press release, including statements about our projected revenues, cash flows, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking  statements.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:  changes to our business resulting from increased competition; any operational   or cultural difficulties associated with the integration of the businesses of VocalTec and YMAX; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger;  unexpected costs, charges or  expenses  resulting from the merger; the ability  of the  combined company to  achieve the estimated potential synergies or  the  longer time it  may take, and increased costs required,  to achieve those   synergies; our ability to develop,  introduce and market innovative  products,  services and  applications; our customer turnover rate  and our customer   acceptance rate; changes in general economic,  business,  political and  regulatory conditions; availability and   costs associated with operating our  network; potential  liability  resulting from pending or future litigation, or   from changes in  the laws, regulations or policies; the  degree of legal  protection  afforded to our products;  changes in the composition or   restructuring of us or our  subsidiaries and the successful  completion of   acquisitions, divestitures and joint venture  activities;  and the various other  factors discussed in the “Risk   Factors” section of the Forms 6-K filed with the  Securities  and  Exchange Commission.  Such factors, among others, could have a material adverse effect upon our business, results of operations and   financial condition.

We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future   events or otherwise, except as required by law.

About VocalTec Communications Ltd.
VocalTec Communications Ltd. (Nasdaq symbol: CALL), the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over 6,500,000 of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when VocalTec invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.

Contact:
Kari Hernandez
Media Relations
512-382-8988
vocaltec@ink-pr.com

Andrew Albrecht
Investor Relations
561-771-CALL
ir@vocaltec.com